Via EDGAR

August 4, 2017

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Mr. Jay Ingram, Legal Branch Chief

Re:                             Summer Infant, Inc.

Registration Statement on Form S-3

Filed June 21, 2017

File No. 333-218891

Form 10-K for the year ended December 31, 2016

Filed February 22, 2017

File No. 001-33346

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m. (Washington, D.C. time) on Tuesday, August 8, 2017, or as soon as practicable thereafter.

If you have any questions regarding this request, please contact the undersigned at (401) 671-6572 or Elizabeth Fraser of Greenberg Traurig, LLP at (617) 310-6237.

Sincerely,

SUMMER INFANT, INC.

By:	/s/ William E. Mote, Jr.
Name:	William E. Mote, Jr.
Title:	Chief Financial Officer

cc:   Mindy Hooker, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Frank Pigott, Securities and Exchange Commission

Elizabeth Fraser, Greenberg Traurig, LLP

Summer Infant, Inc. 1275 Park East Drive, Woonsocket, RI 02895, USA